FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National

Instrument 51-102 - Continuous Disclosure Obligations

The following is a Notice of Change in Corporate Structure in connection with a reorganizing of the corporate structure of Forbes Medi-Tech Inc. (which changed its name to Forbes Medi-Tech Operations Inc.) by way of a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), which resulted in 0813361 B.C. Ltd. (which changed its name to Forbes Medi-Tech Inc.) becoming a reporting issuer.

Item 1

Names of the Parties to the Transaction

Forbes Medi-Tech Inc. (“Old Forbes”), its shareholders, optionholders and warrantholders, and 0813361 B.C. Ltd. (“New Forbes”).

As part of the Arrangement, Old Forbes changed its name to Forbes Medi-Tech Operations Inc. and New Forbes changed its name to Forbes Medi-Tech Inc.

Item 2

Description of the Transaction

On February 27, 2008, Old Forbes completed the Arrangement pursuant to which all of Old Forbes’s outstanding common shares, options and warrants, were exchanged for common shares, options and warrants of New Forbes.

The Arrangement, which is fully described in the management information circular dated January 14, 2008 (the “Circular”) and the Plan of Arrangement as Amended, both filed by Old Forbes on SEDAR (www.sedar.com), received securityholder approval at the special meeting held by Old Forbes on February 14, 2008 and Court approval on February 15, 2008.

The Arrangement closed on Wednesday, February 27, 2008. Upon closing of the Arrangement: (i) shareholders of Old Forbes exchanged eight of their existing common shares for one common share of New Forbes, CUSIP No. 345155 10 5; (ii) holders of options and warrants of Old Forbes will be entitled to receive, on exercise of their options or warrants, one common share of New Forbes for each eight common shares of Old Forbes, with the exercise price for each common share of New Forbes being eight times the exercise price for one existing common share of Old Forbes; (iii) as a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes and shareholders, optionholders and warrantholders of Old Forbes became shareholders, optionholders and warrantholders of New Forbes; and (iv) Old Forbes changed its name from “Forbes Medi-Tech Inc.” to “Forbes Medi-Tech Operations Inc.” and New Forbes changed its name from “0813361 B.C. Ltd.” to “Forbes Medi-Tech Inc.”.

It is expected that the shares of the new Forbes Medi-Tech Inc. will trade on the TSX and NASDAQ in substitution for the existing shares of Old Forbes on Monday, March 3, 2008.

No fractional New Forbes common shares were issued pursuant to the Arrangement. Holders of Old Forbes common shares who became entitled to a fractional share as a result of the Arrangement will receive the next lowest number of shares. Additionally, no fractional New Forbes options or warrants will be issued pursuant to the Arrangement, and, in lieu of any such fractional New Forbes options warrants, such securityholder shall receive the next lowest number options or warrants, as applicable.

The reorganization will affect all shareholders, optionholders and warrantholders uniformly and will not affect any securityholders’ existing percentage ownership interests or proportionate voting power of Old Forbes or the existing percentage of the number of common shares of New Forbes that can be acquired upon the exercise of an option or a warrant.

After giving effect to the reorganization, there are approximately 4,801,512 issued and outstanding common shares of New Forbes, warrants to purchase 259,083 common shares of New Forbes at a price of US$16.48 per share and options to purchase a total of 363,296 common shares of New Forbes at prices between $4.24 and $8.00 per share.

New Forbes will continue to execute Old Forbes’s business plan going forward, with the same assets, board of directors and management team.

Item 3

Effective Date of the Transaction

February 27, 2008.

Item 4

Names of each Party that Ceased to Be a Reporting Issuer Subsequent to the Transaction and of each Continuing Entity

On the Effective Date, New Forbes became a reporting issuer in British Columbia and Ontario and Old Forbes ceased to be a reporting issuer.

Item 5

Date of the Reporting Issuers’ First Financial Year-End subsequent to the Transaction

New Forbes’s first financial year end will be December 31, 2008.

Item 6

The Periods, including the Comparative Periods, if any, of the Interim and Annual Financial Statements required to be filed for the Reporting Issuers’ first Financial Year subsequent to the Transaction

For its first financial year subsequent to the Arrangement, New Forbes will file annual consolidated financial statements for the period ending December 31, 2008. New Forbes will file interim consolidated financial statements for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008. Comparative figures presented for each of the periods noted will be for Old Forbes.

DATED the 28th day of February, 2008.

Signed:

    (s) David Goold

David Goold

Chief Financial Officer